Exhibit 99.1

NeuroSense CEO Provides Q1 2023 Update: Phase 2b ALS Trial Achieves 80% Enrollment

CAMBRIDGE, Mass., April 17, 2023 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) ("NeuroSense"), a company developing treatments for severe neurodegenerative diseases, today provided an update from its CEO, Alon Ben-Noon, on the Company's clinical and operational developments during the first quarter of 2023.

Phase 2b Amyotrophic Lateral Sclerosis (ALS) PARADIGM Trial Achieves 80% Patient Enrollment

•	Phase 2b double-blind, placebo-controlled, multinational clinical trial to assess PrimeC's efficacy, as well as safety and tolerability in people living with ALS
•	Enrollment on track to be completed H1 2023
•	Topline results expected H2 2023

Phase 2 Alzheimer's Disease (AD) Trial Under Preparation

•	Biomarker study revealed elevated levels of novel biomarker TDP-43 in AD as compared to healthy controls
•	Results demonstrate therapeutic potential of NeuroSense's combination drug platform for AD
•	Platform has shown a statistically significant reduction of TDP-43 in a prior Phase 2a clinical trial biomarker study in ALS
•	Phase 2 double-blind proof-of-concept clinical study is now under preparation, with regulatory submissions and site readiness during Q2 2023 and first patient enrolled expected Q3 2023
•	NeuroSense to collaborate with QuantalX, using direct electrophysiology imaging technology (Delphi-MD) to provide multiple clinically objective and accurate measurements in the Phase 2 AD study

Parkinson's Disease (PD) Biomarker Study Completed

•	Biomarker study evaluating levels of key biomarkers in PD as compared to healthy controls is completed and data are now being evaluated
•	Results expected by the first week of May

Collaboration Agreement with Massachusetts General Hospital's NeuroEpigenetics Lab

•	In-vitro studies to test the effects of PrimeC on key pathways involved in ALS, including autophagy defects, mitochondrial dysfunction, and oxidative stress
•	Utilizing a novel in-vitro model generated from post-mortem ALS brain tissue (synaptoneurosomes (SNs) system)

"In a move that we believe significantly enhances the value of our combination drug platform, during the first quarter we established preclinical proof of concept in the treatment of Alzheimer's disease and are preparing a Phase 2 study to commence this year. We are also well on our way to completing patient enrollment in our Phase 2b ALS study and reiterate our timeline to report topline results from the PARADIGM study in H2 2023," stated Alon Ben-Noon. "In addition to presenting at scientific conferences, we continue to form collaborations with leading institutions and innovative companies to advance the science of biomarkers in the diagnosis and treatment of neurological diseases."

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer's disease and Parkinson's disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense's strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics' current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of preclinical and clinical data for PrimeC and the timing of enrollment for clinical trials. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements are subject to a number of risks and uncertainties, including a delay in the reporting of top-line results from our ALS Phase 2b clinical trial and the results of Parkinson's Disease (PD) Biomarker Study, a delay in commencement of our Phase 2 study in Alzheimer's and a delay in other clinical and regulatory milestones. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183